UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*




                                MORPHOSYS AG
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Ordinary Shares, no-par-value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    616991659
                  --------------------------------------------
                                 (CUSIP Number)


                                 May 31, 2024
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. 616991659                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               1,084,497
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,084,497

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           1,084,624


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           2.9 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 616991659                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GOLDMAN SACHS & CO. LLC

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               1,084,497
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,084,497

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           1,084,624


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           2.9 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           BD-OO-IA

------------------------------------------------------------------------------

Item 1(a).         Name of Issuer:
                   MORPHOSYS AG

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   Semmelweisstr. 7
                   PLANEGG, DE1 82152

Item 2(a).         Name of Persons Filing:

                   THE GOLDMAN SACHS GROUP, INC.
                   GOLDMAN SACHS & CO. LLC

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   The Goldman Sachs Group, Inc.
                   200 West Street
                   New York, NY 10282

                   Goldman Sachs & Co. LLC
                   200 West Street
                   New York, NY 10282

Item 2(c).         Citizenship:
                   THE GOLDMAN SACHS GROUP, INC. - Delaware
                   GOLDMAN SACHS & CO. LLC - New York

Item 2(d).         Title of Class of Securities:
                   Ordinary Shares, no-par-value

Item 2(e).         CUSIP Number:
                   616991659

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
                              Goldman Sachs & Co. LLC

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                              Goldman Sachs & Co. LLC

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                              The Goldman Sachs Group, Inc.

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

          (k).[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)
                   (A) through (K).

	   If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                   If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:
                   NONE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.




--------------------------


  *In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 09, 2024,

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Item 7 Information
  99.3          Power of Attorney, relating to
                THE GOLDMAN SACHS GROUP, INC.
  99.4          Power of Attorney, relating to
                GOLDMAN SACHS & CO. LLC

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, no-par-value, of MORPHOSYS AG and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  June 09, 2024,

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)

                                ITEM 7 INFORMATION

    The  securities being reported on by The  Goldman  Sachs Group, Inc.
("GS Group"), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC ("Goldman Sachs"), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman Sachs is a subsidiary of GS Group.

                                                                  EXHIBIT (99.3)

                             POWER OF ATTORNEY


THE GOLDMAN SACHS GROUP, INC., a company incorporated and existing under the laws of the State of Delaware, located at 200 West Street, New York, NY 10282 (the "Company"), does hereby make, constitute and appoint Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Kateryna Osmachko, Rahail Patel, Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret, Abhishek Vishwanathan, Mariana Audeves, Veronica Mupazviriwo, Elizabeth Novak and Sam Prashanth as its true and lawful attorneys-in-fact
(the "Attorneys-in-Fact", each an "Attorney-in-Fact"), acting for the Company in its respective name, place and stead, whether acting individually or as a representative of others, to approve, execute and deliver any documentation required pursuant to: (i) the UK Financial Conduct Authority's Disclosure Rules and Transparency Rules; (ii) the City Code on Takeovers and Mergers; (iii) Regulation (EU) No. 236/2012 of the European Parliament and of the Council of 14 March 2012 on short selling and certain aspects of credit default swaps;
(iv) Rule l 3f- l or Regulation 13D-G under the Securities Exchange Act of 1934 (as amended); and/or (v) any documentation or notification that is required under any similar law or regulation of any other jurisdiction, such documents to be in such form as each such Attorney-in-Fact may approve on the Company's behalf, such approval to be conclusively evidenced by the due execution thereof , and granting unto each such Attorney-in -Fact full power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if a person having the authority to bind the Company was personally present, and hereby ratifies, approves and confirms all that such Attorneys-in-Fact shall lawfully do or cause to be done by virtue hereof.
Each Atto rne y- i n-Fa ct authorized under th is Power or Attorney,, - i ll have l i m ite d aut ho ri ty to perform the functions stated in this Power of Attorney and will perform the functions stated in th is Power or Attorney only in his or her administrative capacity. Further, this Power of' Attorney does not provide any independent rights or extend to any authority , explicit or implied, to soli c i t busines s. negotiate, enter andior conclude co nt racts princi pally or othern i e. enter into any transactio ns -\\ whatsoever fbr and /or on behalf of the Company or other wi e which could influence the econo m ic s of any con tract or transactio n bi nd ing the Company.This Power of Attorney shall remain in full force and effect until the earlier of: (i) three years from the date her eof; and (ii) such time as it is revoked in writing by the Company; provided that in the event an Attorney-in-Fact ceases to be an employee of the Company or its affiliates or ceases to perform the function in connection with which he/she was appointed Attorney-in-Fact prior to such time, this Power of Attorney shall cease to have effect in relation to such Attorney-in-Fact upon such cessation but shall continue in full force and effect in relation to any remaining Attorneys-in-Fact. The Company has the unrestricted right unilaterally to revoke this Power of Attorney.
This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law. IN WITNESS WHEREOF, the undersigned has duly subscribed these presents this ). Q"1day of March 2024.

THE GOLDMAN SACHS GROUP, INC.


By: /s/  Kathryn H. Ruemmler
____________________________
Name: Kathryn H. Ruemmler
Title: Managing Director, Chief Legal Officer and General Counsel

                                                                  EXHIBIT (99.4)

                             POWER OF ATTORNEY


Goldman Sachs & Co. LLC, a limited liability company formed and existing under the laws of the State of New York, located at 200 West Street, New York, NY 10282 (the "Company") does hereby make, constitute and appoint Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Kateryna Osmachko,
Rahail Patel, Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret, Abhishek Vishwanathan, Mariana Audeves, Veronica Mupazviriwo, Elizabeth Novak
 and Sam Prashanth as its true and  lawful  Attorneys-in-fact
(the "Attorneys-in-Fact", each an "Attorney-in-Fact"), acting for the Company in its respective name, place and stead, whether acting individually or as a representative of others, to approve, execute and deliver any documentation required pursuant to (i) the UK Financial Conduct Authority's Disclosure Rules and Transparency Rules, (ii) the City Code on Takeovers and Mergers, (iii) Regulation (EU) No. 236/2012 of the European Parliament and of the Council of
14 March 20 I 2 on short selling and certain aspects of credit default swaps,
(iv) Rule 13f-l or Regulation 13D-G under the Securities Exchange Act of 1934 (as amended), and/or (v) any documentation or notification that is required under any similar law or regulation of any other jurisdiction, such documents to be in such form as each such Attorney-in-Fact may approve on the Company's behalf such approval to be conclusively evidenced by the due execution thereof, and granting unto each such Attorney-in-Fact full power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if a person having the authority to bind the Company was personally present, and hereby ratifies, approves and confirms all that such Attorneys-in-Fact shall lawfully do or cause to be done by virtue hereof. Each Attorney-in-Fact authorized under this Power of Attorney will have limited authority to perform the functions stated in this
 Power of Attorney and will perfonn the functions stated in this Power of Attorney only in his or her administrative capacity. Further. this Power of Attorney does not provide any independent rights or extend to any authority. explicit or implied. to solicit business. negotiate. enter and ior conclude contracts principally or otherwise, enter into any transactions what soever for and/or on behalf of the Company or otherwise which could influence the economics of any contract or trans action binding the Company.
This Power of Attorney shall remain in full force and effect until the earlier of (i) three years from the date hereof and (ii) such time that it is revoked in writing by the Company; provided that in the event an Attorney-in-Fact ceases to be an employee of the Company or its affiliates or ceases to perform the function in connection with which he/she was appointed Attorney-in-Fact prior to such time, this Power of Attorney shall cease to have effect in relation to such Attorney-in-Fact upon such cessation but shall continue in full force and effect in relation to any remaining Attorneys-in-Fact. The Company has the unrestricted right unilaterally to revoke this Power of Attorney.
This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State ofNew York, without regard to rules of conflicts of law.

GOLDMAN SACHS & C0. LLC

By: /s/  Kathryn H. Ruemmler
____________________________
Name: Kathryn H. Ruemmler
Title: Managing Director, Chief Legal Officer and General Counsel